9 Commercial Boulevard, Suite 200

Novato, California 94949

Telephone: (415) 382-1390

October 9, 2009

VIA EDGAR CORRESPONDENCE FILING AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4720

Washington, DC 20549

Attention: Sasha Singh Parikh

Re:	Current Report on Form 8-K filed on October 5, 2009
File Number: 000-25571

Dear Ms. Parikh:

Raptor Pharmaceutical Corp., a Delaware corporation (the “Company”), is hereby providing the following responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) communicated to us on October 8, 2009 relating to the above-referenced Current Report on Form 8-K.

We appreciate the Commission’s assistance in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. For the Commission’s convenience, our responses to each comment or request for additional information contained in the Commission’s correspondence is set forth immediately below the summarized text of the applicable comment or request.

Commission Comment/Request #1:

Please clearly state the specific date your former auditors were dismissed.

Response (#1):

The Company’s former auditor, Ernst & Young, LLP, was dismissed on September 29, 2009. Per the Commission’s comment letter, we will make a conforming clarification in an amendment to our Current Report on Form 8-K no later than five business days after the date of such letter.

Commission Comment/Request #2:

Please specify the interim period as the “interim period through (the date of dismissal)”.

Response (#2):

The “interim period” was through September 29, 2009. Per the Commission’s comment letter, we will make a conforming clarification in an amendment to our Current Report on Form 8-K no later than five business days after the date of such letter.

Commission Comment/Request #3:

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response (#3):

Per the Commission’s comment letter, we will make the conforming clarifications discussed herein in an amendment to our Current Report on Form 8-K no later than five business days after the date of such letter, which such amendment will contain an updated Exhibit 16 letter from our former accountant, Ernst & Young, LLP, stating that it agrees with the statements set forth in the revised 8-K.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any inquiry or comment with respect to this request to the attention of our outside counsel, Paul, Hastings, Janofsky & Walker LLP (Attn: Siobhan McBreen Burke, Esq. at (213) 683-6282, siobhanburke@paulhastings.com; or Kevin M. O’Sullivan, Esq. at (213) 683-6152, kevinosullivan@paulhastings.com).

Very truly yours,

RAPTOR PHARMACEUTICAL CORP.

By: /s/ Kim R. Tsuchimoto
Name:	Kim R. Tsuchimoto
Title:	Chief Financial Officer, Secretary and

Treasurer (Principal Financial Officer and Principal Accounting Officer)

cc enclosures:	Christopher M. Starr, Ph.D. (Raptor)
Siobhan McBreen Burke, Esq. (PHJW)
Kevin M. O’Sullivan, Esq. (PHJW)